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SEC FILE NUMBER
8-38325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanders Morris LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	TX	77002-3003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erick Kuebler	972-398-4607	erick.kuebler@SandersMorris.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erick G. R. Kuebler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanders Morris LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Erick GR Kuebler*

Title:
Chief Executive Officer and President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consolidated Statement of Financial Condition

Sanders Morris LLC

December 31, 2025

Filed pursuant to SEC Rule 17a-5(e)(3) as PUBLIC document

Sanders Morris LLC and Subsidiary
Table of Contents



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Sanders Morris LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sanders Morris LLC and Subsidiary as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sanders Morris LLC and Subsidiary as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sanders Morris LLC's management. Our responsibility is to express an opinion on Sanders Morris LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sanders Morris LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Sanders Morris LLC's auditor since 2020.
Dallas, Texas
March 26, 2026

Sanders Morris LLC and Subsidiary
Consolidated Statement of Financial Condition

		December 31, 2025
Assets		
Cash and cash equivalents	$	2,959,001
Commissions receivable		6,141
Advisory fees receivable		1,302,416
Other accounts receivable		254,910
Accounts receivable, related parties		7,280
Prepaid expenses and other current assets		326,326
Property and equipment, net		81,229
Operating lease right of use assets		3,192,604
Financial instruments, at fair value		90
Deposits with clearing organizations		380,852
Deposits		41,539
Deferred tax asset		52,900
Total assets	$	**8,605,288**
Liabilities and Member's Equity		
Accounts payable	$	273,824
Accounts payable, related parties		72,113
Accrued employee compensation and benefits		1,955,037
Operating lease liabilities		3,264,127
Total liabilities		**5,565,101**
Commitments and contingencies		
Member's equity		
Member's equity		3,040,187
Total member's equity		**3,040,187**
Total liabilities and member's equity	$	**8,605,288**

See accompanying notes to consolidated statement of financial condition.

4

1.   Organization and Nature of Operations

Nature of Operations

Sanders Morris LLC ("the Company") is a limited liability company organized in the state of Texas to serve as a broker-dealer and enter into certain investment banking activities. The Company operates as an introducing broker. The Company is registered with the Securities and Exchange Commission ("SEC"), pursuant to section 203 of the Investment Advisors Act of 1940, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its customers' accounts as of December 31, 2025, are carried by third party clearing firm Pershing LLC, a wholly owned subsidiary of Bank of New York Mellon Corporation under a fully disclosed clearing arrangement. This clearing broker also provides the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

The Company is a wholly owned subsidiary of Tectonic Financial, Inc. ("Tectonic Financial"), along with its wholly owned subsidiary, HWG Insurance Agency, LLC ("HWG"). Tectonic Financial has two additional subsidiaries, Tectonic Advisors, LLC, an SEC registered investment advisor, and T Bancshares, Inc., and its subsidiary, T Bank, NA, a national bank. Tectonic Financial is a registered financial holding company.

2.   Summary of Significant Accounting Policies

A summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and HWG. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities of the entity and the obligation to absorb losses or right to receive benefits of the entity.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer and a registered investment advisor, under which the Company provides securities brokerage services to individuals and businesses, including other registered investment advisors in exchange for commission based fees, and provides investment advisory services in exchange for advisory fees, which are generally based on a percentage of the asset managed, stated in basis points, where one percent is referenced as 100 basis points. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions to the sole member. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompany consolidated financial statements.

Management estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses for the reporting

period. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing brokers that are used to collateralize the Company's trading accounts.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss on impairment. In management's opinion, any potential allowance for credit losses would not be material to the consolidated financial statements as of December 31, 2025.

Certain off-balance sheet credit exposures

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company provides letters of credit and other guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability. Changes in the allowance for credit losses are reported in credit loss on impairment.

Receivables from customers

The Company's receivables from its brokerage and advisory clients include brokerage commissions due from clients on trading activity, as well as advisory fees due from clients on assets under management.

Receivables from broker-dealers and clearing organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparts.

Fair Value

The fair value of cash and cash equivalents, deposits, receivables, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Property and Equipment

Property and equipment are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to four-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Leases

The Company leases certain office facilities and office equipment under operating leases. Under the lease standards, for operating leases other than those considered to be short-term, the Company recognizes lease right-of-use assets and related lease liabilities. Such amounts are reported as operating lease right of use assets and operating lease liabilities, respectively, on our accompanying consolidated statement of financial condition. The Company does not recognize short-term operating leases on our balance sheet. A short-term operating lease has an original term of 12 months or less and does not have a purchase option that is likely to be exercised.

In recognizing lease right-of-use assets and related lease liabilities, the Company accounts for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. Lease payments over the expected term are discounted using our incremental borrowing rate referenced to the Federal Home Loan Bank Secure Connect advance rates for borrowings of similar term. The Company also considers renewal and termination options in the determination of the term of the lease. If it is reasonably certain that a renewal or termination option will be exercised, the effects of such options are included in the determination of the expected lease term. Generally, the Company cannot be reasonably certain about whether or not the respective lease will be renewed until such time the lease is within the last two years of the existing lease term. When the Company is reasonably certain that a renewal option will be exercised, the Company measures/remeasures the right-of-use asset and related lease liability using the lease payments specified for the renewal period or, if such amounts are unspecified, the Company generally assumes an increase (evaluated on a case-by-case basis in light of prevailing market conditions) in the lease payment over the final period of the existing lease term.

Income taxes

The Company is a wholly owned subsidiary of Tectonic Financial and has elected to be taxed as an entity disregarded as separate from its owner for federal tax purposes. Tectonic Financial is organized as a C corporation. Accordingly, the Company's activity is subject to taxation as a C corporation for federal income tax purposes and recognizes its federal income tax on a separate entity basis.

The Company's policy is to recognize potential interest and penalties related to income tax matters in income tax expense. The Company believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

The Company identified no material uncertain income tax positions in accordance with FASB ASC No. 740-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2025, and does not have a balance of accrued interest and penalties as of December 31, 2025.

From time to time, Tectonic Financial is subject to examination by various tax authorities in jurisdictions in which they have significant business operations. As the Company is included in the consolidated tax return of Tectonic Financial, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each

of the tax jurisdictions resulting from these examinations. As of December 31, 2025, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2025, include 2022 through 2025.

Recent accounting pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards setting bodies are not expected to have a material impact on the Company's consolidated financial statements.

3. Deposits with Clearing Brokers

Under its clearing agreement with Pershing LLC, the Company is required to maintain a certain level of cash or securities on deposit with a clearing broker. Should the clearing broker suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker. The Company had $380,852 on deposit as of December 31, 2025 with its clearing broker to meet this requirement.

4. Property and Equipment

Property and equipment as of December 31, 2025 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 344,214	3 years
Equipment and software	131,800	3-4 years
Leasehold improvements	111,166	5 years
Accumulated depreciation	(505,951)	
Furniture, equipment and leasehold improvements, net	$ 81,229	

5. Income Tax

The significant components of the Company's deferred tax assets at December 31, 2025 are as follows:

Deferred tax assets (liabilities):	
Property and equipment	$ (1,805)
Credit allowance on not readily marketable securities	45,570
Other	9,135
	$ 52,900

Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities as measured by the currently enacted tax rates.

The Company is subject to Texas franchise tax, which is imposed on an entity's margin rather than on its net income; however, certain aspects of the tax are similar to an income tax. The Company did not recognize franchise tax expense or franchise tax payable during the year ended December 31, 2025, and does not expect its franchise tax obligation to be material.

6. Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Financial, Inc. Retirement Plan & Trust (the "Plan"). Under the Plan, there was $48,822 accrued for the year ended December 31, 2025. During the year ended December 31, 2025, the Company contributed between 0% - 3.5% of a participant's compensation to the Plan, depending on the percentage the employee deferred. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan.

7. Leases

The Company leases certain office facilities and office equipment under operating leases. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2026 and 2029 with initial non-cancellable terms in excess of one year.

Accounting standards for leases require the recognition of our operating leases on our balance sheet, under right-of-use assets and corresponding lease liabilities. See Note 2, Summary of Significant Accounting Policies, to these consolidated financial statements for more information. The right-of-use assets represent our right to utilize the underlying asset during the lease term, while the lease liability represents the obligation to make periodic lease payments over the life of the lease. As of December 31, 2025, right-of-use assets and related lease liabilities totaled $3,192,604 and $3,264,127, respectively, and are in operating lease right of use assets and operating lease liabilities on the consolidated statement of financial condition. As of December 31, 2025, the weighted average remaining lease term is 119 months, and the weighted average discount rate is 5%.

Future minimum commitments under these operating leases are as follows:

2026	$	(99,532)
2027		540,637
2028		554,649
2029		535,977
2030		(164,327)
Thereafter		3,024,636
Total minimum rental payments		4,392,040
Less: Interest		(1,127,913)
Present value of lease liabilities	$	3,264,127

The negative minimum lease payments in a given year are due to lease incentives provided under certain of our lease agreements.

In certain cases, the Company is reimbursed by affiliates who utilize space leased by the Company.

8. Contingencies

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company did not incur claims for the year ended December 31, 2025. No provision relating to claims or litigation was recorded at December 31, 2025.

9. Concentration of Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. The Company is subject to credit risk to the extent that its deposits with brokerage firms exceed the SIPC insurable limit on cash of $250,000. At December 31, 2025, the Company had $1,094,254 in excess of the insurable limits. Management does not consider these risks to be significant and has not incurred any losses for the year ended December 31, 2025.

10. Related Party Transactions

The Company and Tectonic Financial entered into a management services agreement effective October 1, 2021, under which the Company receives services, including management, legal and other administrative services, from Tectonic Financial and in turn is charged for such services. The Company and Tectonic Financial agree to make a reasonable allocation of costs incurred by Tectonic Financial for services provided by its employees.

The Company and Tectonic Financial entered into an expense sharing agreement effective November 8, 2022, under which the Company receives accounting and technology services from Tectonic Financial and in turn is charged for such services. The Company and Tectonic Financial agree to make a reasonable allocation of costs incurred by Tectonic Financial for services provided by its employees. The Company owed $54,987 at December 31, 2025.

The Company is a member of a group of related operating companies. The related members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The amount due from these related parties was $7,280 and the amount owed to these related parties was $72,113 as of December 31, 2025. These amounts are included in accounts receivable, related parties and accounts payable, related parties in the accompanying consolidated statement of financial condition. Such amounts are non-interest bearing and are due on demand. In addition, the Company has deposit accounts at an affiliated bank, T Bank, NA, which totaled $660,825 as of December 31, 2025. This amount is included in cash and cash equivalents on the consolidated statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio exceeds 10 to 1 after such withdrawal or distribution. As of December 31, 2025, the Company had net capital, as defined, of $1,722,203, which was $1,472,203 in excess of the required minimum net capital of $250,000. As of December 31, 2025, the Company had aggregate indebtedness of $2,833,106, and its aggregate indebtedness to net capital ratio was 1.65 to 1, compared to the limit of 15 to 1.

The difference in total assets and total liabilities from the consolidated statement of financial condition and the Computation of Net Capital under Rule 15c3-1 is attributable to differences between regulatory reporting and reporting in accordance with GAAP.

12. Reserve Requirements

As of December 31, 2025, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" in the supplementary information of this report.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and private placements.

13. Subsequent Events

The Company has evaluated subsequent events through March 26, 2026, which is the date these consolidated financial statements were available for issuance.